CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

November 18, 2008

Mr. John Reynolds
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:	Celsius Holdings, Inc.
Amendment No. 1 to Form S-1 Filed October 9, 2008 File No. 333-153244

Dear Mr. Reynolds:

At the request of the U.S. Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission’s letter dated November 7, 2008 regarding the Company’s Amendment No. 1 to Form S-1 filed on October 9, 2008 (the “Registration Statement”).  We are providing the following letter containing our responses.

Exhibits

COMMENT 1:	The legal opinion should cover all 42,434,016 shares to be issued in the offering. Please revise accordingly.

RESPONSE:	The legal opinion will be revised to cover all 42,434,016 shares when we file a new amendment to Form S-1. If there are no further changes, an amended S-1 will be filed before going effective.

COMMENT 2:
We are reviewing your response to prior comment 15. In that regard, please quantify the number of shares outstanding held by non-affiliates at the time of the securities purchase agreement, and quantify the maximum possible number of shares that may be acquired by Golden Gate Investors. Also, to help us understand the table provided in response to prior comment 15, please provide a brief narrative explaining the steps and timing of a partial conversion, including the timing of cash and stock transfers. We may have further comment.

RESPONSE:
The number of shares outstanding held by non-affiliates at the time of the securities purchase agreement with Golden Gate Investors was 48,869,466.  Pursuant to the convertible debenture, the maximum number of shares that could be acquired by Golden Gate Investors was set at 4.99% of the issued and outstanding Common Stock.  This amount could be increased to 9.99% of the issued and outstanding Common Stock upon 60 days written notice. It should be noted that this was not an absolute right as the Company could reject any conversion of the Debenture into Common Stock if the volume weighted average price of the Common Stock was less than $0.20 and repay such portion of the Debenture in cash.  The actual maximum number of shares that could potentially be issued to Golden Gate Investors  would necessarily fluctuate as the number of the Company’s issued and outstanding stock increased or decreased; however, it could not be greater than 9.99% of the issued and outstanding Common Stock.

The steps and timing of a partial conversion of the Debenture by Golden Gate Investors is as follows:

•	Golden Gate Investors provides the Company with a written “Debenture Conversion Notice” specifying the amount of principal of the Debenture that is to be converted into Common Stock

•
The Company verifies that it has received cash consideration for the Debenture in at least the amount of the requested principal to be converted (below find the dates and amounts paid by Golden Gate Investors for this transaction):

12/24/2007	$250,000
6/23/2008	$250,000
7/21/2008	$250,000
7/31/2008	$50,000
8/20/2008	$250,000
9/24/2008	$250,000

•	Within two (2) business days from receipt of the Debenture Conversion Notice (provided the Company has received the required amount of cash consideration) the Company:

-	Calculates the Conversion Price based on the 20 day volume weighted average prices of the Common Stock; and

-	Delivers a written “Issuance Resolution” to its transfer agent instructing the transfer agent to issue the appropriate number of shares to Golden Gate Investors

•	Following receipt of the Issuance Resolution, the transfer agent transmits physical or electronic form shares to Golden Gate Investors

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Roger L. Shaffer, Esq. at (561) 862-5535 or myself at (561) 276-2239.

Very truly yours,

/s/ Jan Norelid

Jan Norelid
Chief Financial Officer